UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

OLINK HOLDING AB

(Name of Issuer)

Common Shares, no par value

American Depositary Shares, each representing one Common Share, no par value**

(Title of Class of Securities)

680710100***

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	On March 29, 2021 and July 19, 2021, Olink Holding AB registered American Depositary Shares (“ADSs”) (each representing one Common Share).

***	CUSIP assigned to the ADSs, which are listed on The Nasdaq Global Market.

CUSIP No. 680710100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Summa Equity AB Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 77,366,054. See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 77,366,054. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,366,054. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 65,01%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 680710100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knilo InvestCo AB Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,170,769. See Item 4.
	6	SHARED VOTING POWER 0. See Item 4.
	7	SOLE DISPOSITIVE POWER 12,170,769 . See Item 4.
	8	SHARED DISPOSITIVE POWER 0. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,170,769. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.23%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 680710100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knilo InvestCo II AB Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 65,106,836. See Item 4.
	6	SHARED VOTING POWER 0. See Item 4.
	7	SOLE DISPOSITIVE POWER 65,106,836. See Item 4.
	8	SHARED DISPOSITIVE POWER 0. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,106,836. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54,71%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 680710100

Item 1.

(a)	Name of Issuer:

Olink Holding AB (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Uppsala Science Park

SE-751 83

Uppsala, Sweden

Item 2.

(a)	Name of Person Filing:

Summa Equity AB

Knilo InvestCo AB

Knilo InvestCo II AB

(each a “Reporting Person” and collectively, the “Reporting Persons”). This Schedule 13G is being filed pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if None, Residence:

Birger Jarlsgatan 27SE-111 45

Stockholm, Sweden

(c)	Citizenship:

See the responses to Item 4 of the attached cover pages.

(d)	Title of Class of Securities:

Common Shares, no par value (“Common Shares”)

American Depositary Shares (“ADSs”), each representing one Common Share

(e)	CUSIP Number:

680710100 (ADSs)

CUSIP No. 680710100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percent of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 4(b) below.

(b)	Number and percent of shares beneficially owned as of December 31, 2021 by each Reporting Person:

Reporting Person	Number of Common Shares	Percentage of Class
Summa Equity AB	77,366,054	64,94	%(1)
Knilo InvestCo AB	12,170,769	10,23	%(1)
Knilo InvestCo II AB	65,106,836	54,71	%(1)

CUSIP No. 680710100

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. Number of Common Shares beneficially owned as of December 31, 2021, as to which each Reporting Person has sole power to vote or direct the vote:

Reporting Person	Number of Common Shares
Summa Equity AB	0
Knilo InvestCo AB	0
Knilo InvestCo II AB	0

(ii)	Shared power to vote or to direct the vote. Number of Common Shares beneficially owned as of December 31, 2021, as to which each Reporting Person has shared power to vote or direct the vote:

Reporting Person	Number of Common Shares
Summa Equity AB(2)	77,366,054
Knilo InvestCo AB	0
Knilo InvestCo II AB	0

(iii)	Sole power to dispose or to direct the disposition of. Number of Common Shares beneficially owned as of December 31, 2021, as to which each Reporting Person has sole power to dispose or to direct the disposition of:

Reporting Person	Number of Common Shares
Summa Equity AB	0
Knilo InvestCo AB	0
Knilo InvestCo II AB	0

(iv)	Shared power to dispose or to direct the disposition of. Number of Common Shares beneficially owned as of December 31, 2021, as to which each Reporting Person has shared power to dispose or to direct the disposition of:

Reporting Person	Number of Common Shares
Summa Equity AB(2)	77,366,054
Knilo InvestCo AB	0
Knilo InvestCo II AB	0

(1)	Based on 119,007,062 Common Shares outstanding as of December 31, 2021, as provided by the Issuer to the Reporting Person.
(2)	As the holder of the majority of the votes of Knilo ManCo AB, Knilo InvestCo AB may be deemed to have voting and dispositive power over the 88,449 shares held by Knilo ManCo AB. For the avoidance of doubt, Knilo InvestCo AB expressly disclaims beneficial ownership of such shares except to the extent of any pecuniary interest it may have therein. Knilo InvestCo II AB is wholly owned by Knilo InvestCo AB. Summa Equity AB, indirectly through intermediary funds and coinvestment entities, is the sole shareholder of Knilo InvestCo AB. Summa Equity AB has also been designated as the sole manager of such intermediary funds and co-investment entities. Summa Equity AB is authorized by the Swedish Financial Supervision Authority (the SFSA) to conduct business under the Alternative Investment Fund Managers Directive (2011/61/EU) (as enacted in Sweden) and is thereby under the supervision of the SFSA. The voting and dispositive decisions of Summa Equity AB are made by its board of directors, the members of which are Reynir Indahl, Eva Broms, Camilla Melander Gustafsson and Mirja Lehmler-Brown. Each member of Summa Equity AB’s board of directors disclaims any beneficial ownership of the reported shares.

CUSIP No. 680710100

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 680710100

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated as of February 14, 2022, among the Reporting Persons.

CUSIP No. 680710100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022	Summa Equity AB
	By:	/s/ Karin Cakste
	Name:	Karin Cakste
	Title:	Chief Executive Officer

Knilo InvestCo AB

	By:	/s/ Tommi Unkuri
	Name:	Tommi Unkuri
	Title:	Board Member

Knilo InvestCo II AB

	By:	/s/ Tommi Unkuri
	Name:	Tommi Unkuri
	Title:	Deputy Board Member

[Signature page to Schedule 13G 2022]